SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

KALA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483119103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 483119103	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,877,006[2]
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,877,006[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,006[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%[3]
14	TYPE OF REPORTING PERSON (see instructions)

OO

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of LVPII.
[2]	Consists of 2,877,006 outstanding shares of Common Stock held of record by LVPII.
[3]	The percentage was calculated based on 32,106,674 outstanding shares of Common Stock as of October 5, 2018, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,877,006[2]
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,877,006[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,006[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%[3]
14	TYPE OF REPORTING PERSON (see instructions)

PN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of LVPII.
[2]	Consists of 2,877,006 outstanding shares of Common Stock held of record by LVPII.
[3]	The percentage was calculated based on 32,106,674 outstanding shares of Common Stock as of October 5, 2018, as disclosed by the Issuer in the Prospectus Supplement.

CUSIP No. 483119103	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Gregory Grunberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,895,366[2]
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,895,366[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,895,366[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of LVPII.
[2]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII, and (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.
[3]	The percentage was calculated based on 32,125,034 shares of Common Stock, calculated as follows: (a) 32,106,674 outstanding shares of Common Stock as of October 5, 2018, as disclosed by the Issuer in the Prospectus Supplement, plus (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.

CUSIP No. 483119103	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS

Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,895,366[2]
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,895,366[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,895,366[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of LVPII.
[2]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII, and (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.
[3]	The percentage was calculated based on 32,125,034 shares of Common Stock, calculated as follows: (a) 32,106,674 outstanding shares of Common Stock as of October 5, 2018, as disclosed by the Issuer in the Prospectus Supplement, plus (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.

CUSIP No. 483119103	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS

Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions) (a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,895,366[2]
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		2,895,366[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,895,366[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.0%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of LVPII.
[2]	Consists of (a) 2,877,006 outstanding shares of Common Stock held of record by LVPII, and (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.
[3]	The percentage was calculated based on 32,125,034 shares of Common Stock, calculated as follows: (a) 32,106,674 outstanding shares of Common Stock as of October 5, 2018, as disclosed by the Issuer in the Prospectus Supplement, plus (b) 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter.

Explanatory Note:

On February 12, 2018, the Reporting Persons jointly filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Act to report their beneficial ownership of the Common Stock of the Issuer. This Statement is being filed pursuant to the provisions of Section 13(d)(6)(B) of the Act, as a result of the Reporting Persons’ acquisition of beneficial ownership of Common Stock exceeding 2% of the Common Stock on October 5, 2018.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Kala Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Beaver Street, Suite 201, Waltham, Massachusetts 02453.

Item 2.	Identity and Background.

(a)       This Statement is being filed on behalf of entities Longitude Venture Partners II, L.P. (“LVPII”) and LVPII’s sole general partner Longitude Capital Partners II, LLC (“LCPII”, and together with LVPII, a “Reporting Entity”), and individuals Gregory Grunberg, Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)      The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, 2nd Floor, Menlo Park, California 94025.

(c)       Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of LCPII, and Mr. Enright and Ms. Bakker are the managing members of LCPII and together constitute all officers and directors of LCPII, the general partner of LVPII. In addition, Dr. Grunberg has served as a member of the board of directors of the Issuer (the “Board”) since April 2016 and as a member of the compensation committee of the Board since July 2017.

(d)       During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       LCPII is a limited liability company organized under the laws of the State of Delaware. LVPII is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2018, LVPII purchased 606,060 shares of Common Stock from the Issuer as part of the Issuer’s underwritten public offering of its Common Stock (the “Offering”), for a purchase price of $8.25 per share and an aggregate purchase price of $4,999,995.

All shares of the capital stock of the Issuer purchased by the Reporting Entities have been purchased using investment funds provided to LVPII by its limited partner investors.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)       According to the Issuer’s prospectus supplement dated October 2, 2018 and filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2018 pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, to supplement the base prospectus dated August 27, 2018 (the “Prospectus Supplement”), as of October 5, 2018, after giving effect to the issuance of 7,500,000 shares of Common Stock in the Offering, there were 32,106,674 outstanding shares of Common Stock.

LVPII is the record holder of an aggregate of 2,877,006 outstanding shares of Common Stock, which represents beneficial ownership of approximately 9.0% of the Common Stock.

LCPII, as the general partner of LVPII, has the power to vote and dispose of securities held by LVPII and may be deemed to beneficially own the securities held of record by LVPII.

Each of the Reporting Individuals is a member of LCPII, and Mr. Enright and Ms. Bakker are the managing members of LCPII. The Reporting Individuals share the decision-making power of LCPII with respect to the voting and disposition of the securities of the Issuer beneficially owned by LCPII. As a result, each of the Reporting Individuals may be deemed to beneficially own the securities of the Issuer held of record by LVPII. In addition, the Reporting Individuals beneficially own 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter. As a result, each of the Reporting Individuals beneficially owns an aggregate of 2,895,366 shares of Common Stock, or approximately 9.0% of the Common Stock.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 2,877,006 outstanding shares of Common Stock. Each of the Reporting Individuals has shared power to vote and dispose of an additional 18,360 shares of Common Stock subject to stock options granted to Dr. Grunberg in his capacity as a director of the Issuer that are exercisable as of October 5, 2018 or within 60 days thereafter, resulting in an aggregate of 2,895,366 shares of Common Stock.

(c)       Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of the various series of the Issuer’s convertible preferred stock before its initial public offering, LVPII and the other purchasers of such convertible preferred stock entered into an Amended and Restated Investors’ Rights Agreement, dated April 16, 2016, with the Issuer (the “Rights Agreement”), pursuant to which such parties have been granted certain registration rights with respect to the Issuer’s convertible preferred stock and the shares of Common Stock issued upon conversion thereof, including the right to demand that the Issuer file a registration statement covering the resale of such shares any time on or after January 21, 2018 or request that their shares be covered by a registration statement that the Issuer is otherwise filing, subject, in each case, to certain exceptions. If not otherwise exercised, the registration rights under the Rights Agreement will expire on July 25, 2024. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 declared effective by the Commission on July 19, 2017, and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed or incorporated by reference as an exhibit to this Statement.

As disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on April 25, 2018, the Board approved a compensation policy for its non-employee directors, including Dr. Grunberg, which became effective in July 2017 upon the completion of the Issuer’s initial public offering. Such compensation policy generally provides for (i) cash compensation, including an annual retainer for service as a member of the Board and a supplemental annual retainer for service as the lead independent director, and (ii) equity compensation in the form of stock options, to be granted upon initial appointment as a director and on an annual basis on the date of the first Board meeting following each of the Issuer’s annual meetings of stockholders. The terms and provisions of the Issuer’s director compensation policy are described more fully in such proxy statement, and the above summary is qualified by reference to such description. In addition, in connection with his service on the Board, Dr. Grunberg has entered into an indemnification agreement with the Issuer, which generally provides that the Issuer will indemnify Dr. Grunberg to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The above summary of the terms and provisions of such indemnification agreement is qualified by reference to the full text of such agreement, which is filed or incorporated by reference as exhibits to this Statement.

In connection with the Offering, each of LVPII and Dr. Grunberg has entered into a lock-up agreement, pursuant to which each such party has agreed not to offer, pledge, sell or otherwise transfer or dispose of or make any demand for or exercise any rights with respect to the registration of any shares of Common Stock (or securities convertible into or exchangeable or exercisable for shares of Common Stock) for a period of 60 days after October 2, 2018, except with the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC, the representatives of the underwriters of the Offering, and subject to certain other limited exceptions. The terms and provisions of such lock-up agreement are described more fully in the Prospectus Supplement, and the above summary is qualified by reference to such description and the full text of the agreement, which is filed or incorporated by reference as an exhibit hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated October 12, 2018, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Third Amended and Restated Investors’ Rights Agreement, dated April 16, 2016, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on June 23, 2017).

Exhibit 3:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on July 10, 2017).

Exhibit 4:	2017 Equity Incentive Plan of the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on July 10, 2017).

Exhibit 5:	Form of Non-Qualified Option Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on July 10, 2017).

Exhibit 6:	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on October 5, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Gregory Grunberg
Gregory Grunberg

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker